Filed by Essendant Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Filer: Essendant Inc.

Subject Company: Essendant Inc.

SEC File No.: 333-225511

August 7, 2018

Dear Associates,

On July 26, we reported our second quarter 2018 earnings results, and I am proud of the solid momentum we have been able to create. Our results show that our strategic drivers are working – thanks to your hard work and dedication, we are positioning ourselves for even better results in this challenging environment. While there is more work to do, we all have a lot to be proud of as we work to deliver great products and service to our customers and value to our shareholders.

Our proposed combination with S.P. Richards will further accelerate Essendant’s progress on our strategic initiatives. As we continue to advance through the transaction approval process, I want to provide an update on the progress we have made so far and also provide an update on the unsolicited proposal from Staples.

Today we finalized our Form S-4 with the Securities and Exchange Commission. We are now moving forward with notifying shareholders of the special meeting on October 5, 2018 to vote to approve issuing the stock needed for the merger with S.P. Richards. The Form S-4 provides information and background to shareholders on a range of topics before they vote. At the same time, we are working with the Federal Trade Commission (FTC) to comply with their information request regarding the merger with S.P. Richards, and we continue to plan for the transaction to close by the end of the year.

Some of you may have seen an article in today’s OPI that stated the shareholder vote to approve the S.P. Richards merger cannot take place until FTC antitrust approval has been obtained. I want to clarify this is not correct; we expect the vote will occur before the FTC completes its review.

As most of you are aware, Staples has made an unsolicited offer to acquire Essendant, which was reiterated in a letter issued in a public filing by Staples last week. Our Board has a fiduciary duty to our shareholders to evaluate proposals like the one we received from Staples, and on August 3 we entered into a confidentiality agreement with Staples which enables us to begin discussions. However, it’s important to note that the S.P. Richards merger agreement remains in effect, and the Board has not changed its recommendation that Essendant’s shareholders vote in favor of that transaction.

I know you are keenly interested in the announced transaction with S.P. Richards and the proposal from Staples. We will continue to update you on developments as appropriate, but disclosure rules and other circumstances may affect the timing of our updates. What is most important is that we all stay focused throughout this process and continue to build on the great momentum we have created this year by providing excellent service to our customers and suppliers and executing on our strategic drivers.

Sincerely,

Ric Phillips

Essendant CEO

***

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

Cautionary Statement

This letter contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction with GPC, the anticipated benefits of the proposed transaction with GPC, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction with GPC on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction with GPC on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction with GPC, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction with GPC cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction with GPC; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Essendant and GPC’s S.P. Richards business will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction with GPC or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

Additional Information

The proposed transaction involving Essendant and GPC is being submitted to the stockholders of Essendant for their consideration. In connection with the proposed transaction, Essendant filed with the SEC a registration statement on Form S-4 (File No. 333-225511) containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc., a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), filed with the SEC a registration statement on Form 10. Essendant’s proxy statement/prospectus has been declared effective by the SEC and is being mailed to Essendant stockholders, and Essendant may file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

No Offer or Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000